Ropes & Gray LLP

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May 28, 2014	R. Brent Bates
(212) 596-9143
brent.bates@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, for use in connection with the solicitation of written consents of shareholders of GMO Core Plus Bond Fund, a series of the Trust, are the preliminary proxy statement, form of written consent and other materials.

Definitive versions of the materials are expected to be sent to security holders on or around June 9, 2014.

Please direct any questions or comments on the enclosed materials to me at the number above.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

Enclosures

cc:	Jason B. Harrison, Grantham, Mayo, Van Otterloo & Co. LLC